TCG US GOVERNMENT ADVANTAGE MONEY MARKET FUND

A SERIES OF THE

TCG FINANCIAL SERIES TRUST V

LETTER OF INVESTMENT INTENT

May 21, 2014

TCG Financial Series Trust V

110 Merrick Way, Suite 2A

Coral Gables, FL  33134

To the Board of Trustees of TCG Financial Series Trust V:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the TCG US Government Advantage Money Market Fund, a series of the TCG Financial Series Trust V, in the amount of $100,000.00 for 100,000 shares at net asset value of $1.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest before September 30th, 2014.

/s/William R. Burdette

    William R. Burdette

Charity Deposits Corp., as agent